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FORM 4                                                     OMB APPROVAL
------                                              ---------------------------
[X] Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: September 30, 1998
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

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
(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Richmond Partners, Ltd.                       Tyler Corporation                 (TYL)       to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security 4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (specify
520 Post Oak Boulevard, Suite 850                 Person (Voluntary)         June/1998          ----         title ---
---------------------------------------------                             -------------------                below)          below)
                 (Street)                                                 5. If Amendment,
Houston,            TX              77027                                    Date of Original
---------------------------------------------     --------------------       (Month/Day/Year)     --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                    06/02/98  J(1)         2,000,000   D                        509,900           I(2)           (2)
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                                                                                                                        (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                  SEC 1474 (7/96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-                Amount or
                                                    -------------------------- Exer-   tion     Title         Number of
                                                    Code  V     (A)     (D)    cisable Date                   Shares
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Stock Purchase Warrant       $2.50        n/a       n/a              n/a       9/10/97 9/10/07  Common Stock  2,000,000  (3)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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2,000,000                   D                             n/a
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Explanation of Responses:

(1)  The reporting person made a partial liquidating distribution to its partners of all of the 2,000,000 shares of Tyler
Corporation Common Stock that the reporting person previously held.

(2)  Louis A. Waters, the sole general partner of the reporting person, received 509,900 shares of Tyler Corporation common stock pursuant to the partial liquidating distribution that is the subject of this report.

(3)  As previously reported, the reporting person holds a stock purchase warrant for 2,000,000 shares of Tyler Corporation common stock, which was acquired in the same transaction as the common stock, the disposition of which is the subject of this report. In such transaction, the reporting person paid an aggregate purchase price, which the reporting person has disclosed in prior reports. The reporting person's holding of such stock purchase warrant has not changed.

                                                                                           Richmond Partners, Ltd.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. By:  /s/ LOUIS A. WATERS      July 8, 1998
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                   ------------------------  ------------
                                                                                                   Louis A. Waters,          Date
                                                                                                   General Partner
                                                                                            **Signature of Reporting Person
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


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